                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                                OHM CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                           PAR VALUE $0.10 PER SHARE
                        (Title of Class and Securities)

                                  670839 10 9
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INTERNATIONAL TECHNOLOGY CORPORATION
                             2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA  15146-2792
                           Telephone:  (412) 372-7701
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               FEBRUARY 25, 1998
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

    Check the following box if a fee is being paid with the statement  [_]

-----------------------------
CUSIP NO. 670839 10 9                  SCHEDULE 13D
-----------------------------

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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   International Technology Corporation      I.D. No. 33-0001212

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]


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3. SEC USE ONLY



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4. SOURCE OF FUNDS*

   BK

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]



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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

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              7.  SOLE VOTING POWER
  NUMBER OF
                  13,933,000

   SHARES     ------------------------------------------------------------------

BENEFICIALLY  8.  SHARED VOTING POWER

                  700,000 (See Items 5(b) and 6)
  OWNED BY

   EACH       ------------------------------------------------------------------

 REPORTING    9.  SOLE DISPOSITIVE POWER

  PERSON          13,933,000

   WITH       ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  NONE

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,633,000 (See Items 5(b) and 6)

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 55% (See Items 5(b) and 6)

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14. TYPE OF REPORTING PERSON*

    CO

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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.1 amends and supplements the Statement of Beneficial Ownership on Schedule 13D, dated February 11, 1998 (the "Schedule 13D"), of International Technology Corporation, a Delaware Corporation ("IT" or the "Company"), filed in connection with the offer to purchase 13,933,000 shares of Common Stock, par value $0.10 per share (each a "Share"), of OHM Corporation, an Ohio Corporation ("OHM"), for $11.50 in cash to each tendering shareholder (the "Offer"), and certain related voting arrangements entered into among the Company and certain shareholders of OHM Common Stock. All capitalized terms not defined herein have the meanings given to them in the Schedule 13D.

COVER PAGE

     The cover page of the Schedule 13D is hereby amended and modified as follows:

     (4) The response to Number 4 is hereby amended and restated in its entirety to state:

             "BK"

     (7) The response to Number 7 is hereby amended and restated in its entirety to state:

             "13,933,000"

     (8) The response to Number 8 is hereby amended and restated in its entirety to state:

             "700,000 (See Items 5(b) and 6)"

     (9) The response to Number 9 is hereby ameded and restated in its entirety to state:

             "13,933,000"

     (11) The response to Number 11 is hereby amended and restated in its entirety to state:

             "14,633,000"

     (13) The response to Number 13 is hereby amended and restated in its entirety to state:

          "Approximately 55%"


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The response to Item 3 is hereby amended and restated in its entirety as follows:

     "On February 25, 1998, IT, Purchaser and IT Corporation ("ITC"), a wholly owned subsidiary of IT, Citicorp USA, Inc. ("Citicorp" and, in its capacity as administrative agent, the "Administrative Agent") and BankBoston, N.A. ("BankBoston" and, in its capacity as agent, together with the Administrative Agent, the "Agents"), individually and as agent banks for a group of lenders, and certain lenders, entered into a Credit Agreement (the "Credit Agreement") providing for tender offer credit facilities (the "Tender Offer Credit Facilities") in the aggregate amount of $240 million and merger credit facilities (the "Merger Credit Facilities") in the aggregate amount of $425 million. On February 25, 1998, (i) IT borrowed approximately $54 million under the revolving credit portion of the Tender Offer Credit Facilities and used the proceeds from such loan, together with available cash, to make an approximately $80.2 million capital contribution to Purchaser; (ii) Purchaser borrowed $80 million under the term loan portion of the Tender Offer Credit Facilities and used the proceeds from such loan and from the capital contribution from IT to pay for the Shares accepted for payment in the Offer and (iii) ITC borrowed approximately $72.5 million under the revolving credit portion of the Tender Offer Credit Facilities and used the proceeds from such loan to refinance outstanding ITC indebtedness.

     The Tender Offer Credit Facilities are secured by a security interest in substantially all of the assets of the Company and its subsidiaries (including the Shares acquired by Purchaser in the Offer but excluding the assets of OHM and its subsidiaries).

     Loans made under the Tender Offer Credit Facilities bear interest at a rate equal to LIBOR plus 2.50% per annum (or Citibank's base rate plus 1.50% per annum) through the date that is four months after completion of the Offer or June 25, 1998. If the loans continue to be outstanding on that date, the rate will increase by 1.00% per annum, and will increase by an additional 0.50% per annum on the corresponding date in each of the six succeeding months, if the loans are still outstanding on those dates.

     The Merger Credit Facilities will consist of an eight-year amortizing term loan of up to $228 million and a six-year revolving credit facility of up to $50 million. The proceeds of loans made under the Merger Credit Facilities will be used to finance the cash consideration to be paid in the Merger, to pay related expenses and costs, to refinance the Company's, ITC's and Purchaser's loans outstanding under the Tender Offer Credit Facilities and OHM's loans outstanding under its existing credit facility provided by a group of lenders for which Citicorp USA, Inc. is agent, to provide working capital for IT and its subsidiaries (including OHM and its subsidiaries) after completion of the Merger, and for general corporate purposes of the Company and its subsidiaries.

     The Merger Credit Facilities will be secured by a security interest in substantially all of the assets of IT and its subsidiaries (including the assets of OHM and its subsidiaries).

     The term loans made under the Merger Credit Facilities will bear interest at a rate equal to LIBOR plus 2.50% per annum (or Citibank's base rate plus 1.50% per annum), and revolving loans made under the Merger Credit Facilities will bear interest at a rate equal to LIBOR plus 2.00% per annum (or Citibank's base rate plus 1.00% per annum), through the date that is six months after completion of the Merger, with adjustments thereafter based on the terms of the Credit Agreement. A commitment fee of 0.375% per annum will accrue on the maximum amount of the Merger Offer Credit Facility (less the amount of the Tender Offer Credit Facility) from May 1, 1998 (if the Merger has not then occurred) to the earlier of the date on which the Merger is completed or the termination of the commitment for the Merger Credit Facilities (which occurs 270 days after completion of the Offer). After completion of the Merger a commitment fee will accrue on the portion of the revolving credit facility that is unused from time to time at a rate initially equal to 0.375% per annum, subject to adjustment based on the terms of the Credit Agreement.

    The loans made under the Tender Offer Credit Facilities will not amortize, and will be payable in full at their maturity if not refinanced with proceeds of loans made under the Merger Credit Facility. The term loan made under the Merger Credit Facility will amortize on a quarterly basis in aggregate annual installments of $4.5 million for the first six years after the Merger, with the remainder payable in eight equal quarterly installments in the seventh and eighth years after the Merger.

    The availability of the Merger Credit Facilities is subject to the following conditions: (i) satisfaction of the conditions to the Merger, without any waiver that is not approved by the Agents and requisite lenders; (ii) the Merger Agreement not having been amended, waived or modified in any material respect without the approval of the Agents and the lenders; (iii) the Merger shall have been consummated in accordance with the terms of the Merger Agreement; (iv) no material adverse change with respect to ITC and OHM on a combined basis or their respective principal operating subsidiaries; and (v) certain other conditions customary for credit facilities of this type."

ITEM 4.  PURPOSE OF TRANSACTION

     The response to Item 4 is hereby amended and supplemented as follows:

     "Having successfully received the minimum number of Shares in the Offer, Purchaser accepted 13,933,000 Shares of OHM common stock for payment on February 25, 1998. Concurrent with the payment by Purchaser for the 13,933,000 Shares in the Offer, OHM repurchased approximately 2,535,000 Shares of OHM Common Stock from a principal shareholder. Giving effect to the Offer and the share repurchase, Purchaser beneficially owns approximately 54% of the outstanding shares of Common Stock of OHM.

    On March 4, 1998, pursuant to the terms of the Merger Agreement, the OHM Board of Directors was reconstituted. The OHM Board now consists of five members, three of whom are representatives of IT and two of whom are continuing directors of OHM. Messrs. Anthony J. DeLuca, Daniel A. D'Aniello and Philip B. Dolan have been appointed to the OHM Board as IT representatives. Messrs. Richard W. Pogue and Charles W. Schmidt remain on the OHM Board as well. In conjunction with the Board change, Mr. DeLuca was appointed as Chairman of the Board, President and Chief Executive Officer of OHM.

    Under the OGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The OHM Board approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, on January 14, 1998. The Joint Proxy Statement/Registration Statement containing detailed information concerning the Merger will be furnished to shareholders of OHM in connection with a special meeting to be called by OHM to vote on the Merger. In the Merger Agreement, OHM has agreed to take all action necessary to convene a special meeting of its shareholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Giving effect to the purchase of Shares in the Offer and the concurrent share repurchase from a principal shareholder, Purchaser beneficially owns approximately 54% of the outstanding shares of Common Stock and thus has sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder of OHM."

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     The response to Item 5 is hereby amended and supplemented as follows:

     The response to subparagraph (a) is hereby amended and restated in its entirety as follows:

     "(a) the aggregate number and percentage of Common Stock to which this statements relates is 14,633,000 Shares (which includes 700,000 Warrants held by WMX), representing approximately 55% of the outstanding Common Stock. See
Item 5(b)."

     The response to subparagraph (b) is hereby amended and supplemented as follows:

     "(b) Pursuant to the terms of the Merger Agreement, of the 17,128,513 Shares subject to the OHM Voting Agreement and the Share Repurchase Agreement, an aggregate of 5,087,234 Shares were tendered by the OHM Stockholders in the Offer, options to purchase an aggregate of 1,000,000 Shares owned by W. Wayne Huizenga were terminated in exchange for the payment by OHM to Mr. Huizenga for $1,500,000 in connection with the Offer, options to purchase an aggregate of 75,000 Shares and 50,000 Shares held, respectively, by James L. Kirk and Joseph
R. Kirk were exercised and sold in the open market, options to purchase an aggregate of 388,279 Shares and 160,000 Shares held, respectively, by Messrs. James Kirk and Joseph Kirk were terminated in exchange for the payment by OHM to each of Messrs. James Kirk and Joseph Kirk of the dollar amount equal to the difference between $11.50 per Share and each option's exercise price, 7,110,769 Shares were tendered by Rust in the Offer, 2,557,231 Shares that Rust held owned were purchased by OHM pursuant to the Share Repurchase Agreement, and the 700,000 Warrants held by WMX, which remain outstanding, may not be exercised or disposed of except pursuant to the terms of the Shares Repurchase Agreement.

    As a result of the above-described transactions, the Company retains the rights granted to it pursuant to the OHM Voting Agreement and the Share Repurchase Agreement in connection with the Warrants held by WMX or any New Shares acquired by any of the Stockholders, including the right to receive an irrevocable proxy with respect to any New Shares acquired."

     The response to subparagraph (d) is hereby amended and supplemented as follows:

     (d) "Except as provided in the Share Repurchase Agreement and the OHM Voting Agreement, the Stockholders retain full power to vote and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any New Shares acquired by any of them."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The response to Item 6 is hereby amended and supplemented to state:

           "As a result of the transactions described in Item 5(b), the Company retains the rights granted to it pursuant to the OHM Voting Agreement and the Share Repurchase Agreement in connection with the Warrants held by WMX and any New Shares acquired by any of the Stockholders, including the right to receive an irrevocable proxy with respect to any New Shares acquired."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     The response to Item 7 is hereby amended and supplemented as follows:


               *6 Credit Agreement, dated as of February 25, 1998, among IT, ITC, Purchaser, the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., in its capacity as administrative agent, and BankBoston, N.A., in its capacity as documentation agent.

_______________________________
* Incorporated by reference from Amendment No. 6 to the Schedule 14D-1 filed by ITC and Purchaser on February 27, 1998.

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  March 12, 1998
                              INTERNATIONAL TECHNOLOGY CORPORATION

                              By /s/ James M. Redwine
                                 -----------------------------------------
                                    James M. Redwine
                                    Senior Corporate Counsel


                                 EXHIBIT INDEX


             Exhibit          Description
             -------          -----------
                *6            Credit Agreement, dated as of February 25, 1998,
                              among IT, ITC, Purchaser, the institutions from
                              time to time party thereto as lenders, the
                              institutions from ti me to time party thereto as
                              issuing banks, Citicorp USA, Inc., in its capacity
                              as administrative agent, and BankBoston, N.A., in
                              its capacity as documentation agent.

__________________________
* Incorporated by reference from Amendment No. 6 to the Schedule 14D-1 filed by ITC and Purchaser on February 27, 1998.